Exhibit 1

Elliott Believes NXP Semiconductors Is Worth $135 Per Share on a Standalone Basis
Releases detailed presentation laying out valuation case
Presentation and Shareholder Letter can be viewed at dedicated website:
www.FairValueForNXP.com
NEW YORK (December 11, 2017) – Elliott Advisors (UK) Limited (“Elliott”), which advises funds that collectively hold an economic interest in NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP” or the “Company”) of approximately 6%, today released a letter to shareholders and a presentation making the case that it believes NXP is worth $135 per share on an intrinsic standalone basis – far above the $110 offered by QUALCOMM Incorporated (“Qualcomm”) in its bid to acquire the Company.
The presentation included the following key takeaways:
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Elliott believes that NXP is worth $135 per share on a standalone basis without any control premium and that the Company is well positioned to benefit from some of the exciting growth engines of the semiconductor market;

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Elliott believes Qualcomm’s offer of $110 per share is acting as a ceiling on NXP’s valuation – NXP’s peers[1] have traded up 65% since rumors of Qualcomm’s interest arose,[2] outperforming NXP by 25%; and

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Qualcomm’s offer was highly opportunistic – as a result of certain identifiable temporary circumstances, NXP’s stock price was depressed in 2016 and Qualcomm’s $110 per share offer took advantage of those anomalies.

“We believe NXP’s prospects are bright. Approximately half of NXP’s revenue is exposed to exciting growth engines of the semiconductor market – automotive and industrial,” Elliott stated in its letter to shareholders. “We believe NXP shareholders have the opportunity to unlock a material valuation gap that exists today.”
In support of its own work, Elliott has retained UBS Investment Bank (“UBS”) as its financial advisor to perform a financial analysis with respect to NXP (the “UBS Valuation Report”).  UBS has delivered the UBS Valuation Report to Elliott and Elliott looks forward to sharing that report with its fellow shareholders shortly.

1 The peers selected by Elliott for this analysis are ADI, IFX, MCHP, MXIM, ON, Renesas, STM and TXN
2  As of September 28, 2016

Elliott today launched a new website, www.FairValueForNXP.com, where both the presentation and the letter are available to view and download.  Interested parties are encouraged to visit the website to receive additional information and to sign up for future updates.
About Elliott
Elliott Management Corporation manages two multi-strategy funds which combined have approximately $34 billion of assets under management. Its flagship fund, Elliott Associates, L.P., was founded in 1977, making it one of the oldest funds of its kind under continuous management. The Elliott funds’ investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.
Media Contacts:
Sarah Rajani CFA
Elliott Advisors (UK) Limited
+44 (0) 20 3009 1475
srajani@elliottadvisors.co.uk
Stephen Spruiell
Elliott Management Corporation
+1 (212) 478 2017
sspruiell@elliottmgmt.com
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